CONFIDENTIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEK SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 WORLD TRADE CENTER, 44TH FLOOR
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES LEK 212-509-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRASSI ADVISORS & ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

488 MADISON AVENUE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL

OATH OR AFFIRMATION

I, CHARLES LEK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEK SECURITIES CORPORATION, as of DECEMBER, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title



Notary Public

Shaniqua M Jones
Notary Public
New Jersey
My Commission Expires 11-13-2022
No. 50071876

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEK SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2020

(With Reports of Independent Registered Public Accounting Firm Thereon)

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

LEK SECURITIES CORPORATION

CONTENTS

GRASSI
ADVISORS & ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
LEK Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LEK Securities Corporation (the "Company") as of December 31, 2020, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of LEK Securities Corporation as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

We have served as the Company's auditor since 2020.

New York, New York
March 1, 2021

1

MOORE

AN INDEPENDENT FIRM
ASSOCIATED WITH MOORE
GLOBAL NETWORK LIMITED

488 MADISON AVENUE, 21ST FLOOR, NEW YORK, NY 10022
P: 212.661.6166 • F: 212.755.6748 • GRASSICPAS.COM
NEW YORK | NEW JERSEY | MASSACHUSETTS | FLORIDA

LEK SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash and cash equivalents	$	5,437,213
Restricted cash		670,240
Cash segregated under federal and other regulations		67,146,975
Receivables from clearing organizations and other broker dealers		3,230,795
Due from customers		33,103,708
Due from brokers		1,434,318
Deposits with clearing organizations		15,323,410
Securities borrowed		348,280,568
Securities owned:		
Marketable, at fair value		103,933
Not readily marketable, at estimated fair value		2,077,600
Property and equipment, net		455,913
Prepaid expenses and other assets		239,134
Total assets	$	477,503,807

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Securities loaned	$	198,235,540
Payable to clearing organizations and other broker dealers		4,004,792
Due to customers		204,559,199
Due to brokers		6,284,772
Securities sold, not yet purchased, at fair value		6,440
Lines of credit		38,500,000
Accounts payable and accrued expenses		7,316,579
Total liabilities		458,907,322

Commitments and contingencies (Notes 12 and 15)

Subordinated borrowings	4,985,143

Stockholder's equity

Common stock - $1.00 par value;		
10,000 shares authorized, 725.667 shares issued and outstanding		726
Additional paid-in capital		5,269,192
Retained earnings		8,341,424
Total stockholder's equity		13,611,342
Total liabilities and stockholder's equity	$	477,503,807

See accompanying notes to financial statements.

LEK SECURITIES CORPORATION

STATEMENT OF OPERATIONS

Year Ended December 31, 2020

Revenues		
Commissions	$	26,548,248
Interest income		14,267,584
Other income		426,124
Total revenues		41,241,956
Expenses		
Compensation and related expenses		7,413,159
Clearance, execution and related fees		2,285,628
Interest expense		5,511,710
Membership fees		6,236,475
Communications charges		1,098,770
Professional fees		881,379
Bad debt expense		1,380,895
Insurance		763,278
Computer-related expense		5,228,697
Dues and assessments		206,149
Occupancy and office expenses		1,468,602
Travel and entertainment		143,796
Depreciation and amortization		58,070
Total expenses		32,676,608
Income before income tax expense		8,565,348
Income tax expense		275,984
Net income	$	8,289,364

See accompanying notes to financial statements.

3

LEK SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, beginning of year	$ 726	$ 5,269,192	$ 7,939,661	$ 13,209,579
Dividends paid	-	-	(7,887,601)	(7,887,601)
Net income	-	-	8,289,364	8,289,364
Balance, end of year	$ 726	$ 5,269,192	$ 8,341,424	$ 13,611,342

See accompanying notes to financial statements.

LEK SECURITIES CORPORATION

**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS**

Year Ended December 31, 2020

Balance, beginning of year	$	4,985,143
Borrowings		-
Balance, end of year	$	4,985,143

LEK SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

Year Ended December 31, 2020

Cash flows from operating activities		
Net income (loss)	$	8,289,364
Adjustments to reconcile net income (loss) to net cash		
provided by (used in) operating activities:		
Depreciation and amortization		58,070
Bad debt expense		1,380,895
Changes in assets and liabilities:		
Receivable from clearing organizations and other broker dealers		7,308,177
Commissions receivable		(358,221)
Due from customers		11,972,515
Due from brokers		(1,360,265)
Deposits with clearing organizations		(3,765,201)
Securities borrowed		(204,460,834)
Marketable securities purchased ,at fair value		(46,739)
Non-marketable securities owned, at estimated fair value		(186,045)
Prepaid expenses and other assets		36,330
Securities loaned		48,181,584
Payable to clearing organization and other broker dealers		2,762,265
Due to customers		155,068,661
Due to brokers		(4,529,062)
Securities sold, not yet purchased, at fair value		(154)
Accounts payable and accrued expenses		536,737
Net cash provided by operating activities		20,888,077
Cash used in investing activities		
Purchase of furniture, equipment and leasehold improvements		(193,938)
Cash flows from financing activities		
Proceeds on lines of credit, net		8,200,000
Changes in due to parent, net		(466,756)
Capital distributions		(7,887,601)
Net cash used in financing activities		(154,357)
Net increase in cash and cash equivalents, restricted cash and cash segregated under federal and other regulations		20,539,782
Cash and cash equivalents, restricted cash and cash segregated under federal and other regulations- beginning of the year		52,714,646
Cash and cash equivalents, restricted cash and cash segregated under federal and other regulations- end of the year	$	73,254,428
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	5,694,047
Cash paid during the year for income taxes	$	120,799

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

Lek Securities Corporation (the "Company"), a wholly-owned subsidiary of Lek Holdings Limited ("Holdings"), was incorporated January 5, 1990, under the laws of the state of Delaware. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the New York Stock Exchange and other principal exchanges. The Company is also a self-clearing member of the Depository Trust and Clearing Corporation, CDS Clearing and Depository Services, Inc., Options Clearing Corporation and S.D. Indeval.

The Company is engaged in both providing order management and clearing services to institutions and professional traders.

2. Summary of significant accounting policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation and Transactions

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates, while the income statement accounts are translated at average rates of exchange for the year. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

2. Summary of significant accounting policies (continued)

Restricted Cash

The Company's restricted cash represents (i) cash segregated in special reserve bank accounts for the benefit of clients pursuant to the Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, and (ii) cash restricted to support a standby letter of credit related to the Company's office lease. As a result of the adoption of Accounting Standards Update ("ASU") ASU 2016-18, $670,240 and $67,146,975 of restricted cash was included in end-of-period and beginning-of-period, respectively, cash and equivalents, restricted cash and cash segregated under federal and other regulations in the Company's statement of cash flows for the year ended December 31, 2020.

Commissions Receivable and Reserve for Doubtful Accounts

The Company carries its commissions receivable at cost less a reserve for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes a reserve for doubtful accounts. The Company can adjust the reserve based on multiple factors, which include a history of past bad debts, collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. The reserve for doubtful accounts at December 31, 2020 was $1,005,000.

Revenue and Expense Recognition from Securities Transactions

The Company's services primarily consist of trade execution and clearing and are recognized on a trade-date basis. In 2020, the Company earned $26,548,248 in clearing, execution and custody fees. Both performance obligations are fulfilled on the trade date, as that is when the details of the performance obligation are met and transfer of control of the securities is established between the customers.

Clearing and execution fees - Commission revenue includes fees earned from clearing and executing client transactions. Revenue is earned when the trade is executed. Revenue earned for clearing and execution services varies by customer, as each customer has a specific commission profile that was negotiated with the Company. Commissions are recorded daily, and in cases where the commission cannot be collected on settlement date of the trade, they are recorded on the last day of the month in which the commission is earned. Revenue is recognized, as described above, once all performance obligations have been satisfied.

Securities transactions made by customers are recorded on a settlement date basis, which is generally two business days after the trade date. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying statement of financial condition. Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. At December 31, 2020, the Company has advanced cash under securities borrowed agreements of $348,280,568. With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned. At December 31, 2020, the Company has received collateral under securities loaned agreements of $198,235,540.

Custody fees - The Company earns revenue from custody fees by acting as a custodian of stocks, options, and bonds. Revenue is a fixed fee charge that is earned when the service is provided and is posted at the end of the month in which the revenue is earned. Revenue is recognized once all performance obligations have been satisfied. As the Company is a service provider, whose sources of revenue are transactional, there is no need to select an appropriate method for measuring progress toward complete satisfaction of performance obligations.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

2. Summary of significant accounting policies (continued)

Revenue and Expense Recognition from Securities Transactions (continued)

Interest Income - Interest income includes revenue from securities lending transactions, margin financing, and interest earned from segregated cash deposited at banks. Revenue from securities lending transactions is earned when a contract is entered with a counterparty. The amount of revenue earned is based on the current market rates for a security. The interest is earned on a settlement date basis, accrued daily, and is recorded at the end of the month in which it is earned. Revenue from margin financing interest is earned when the transaction is processed and posted at the end of the month. The interest income earned varies by customer, as each customer has a specific interest rate profile that was negotiated with the Company. Revenue from margin financing is recorded at the end of the month in which it was earned. Revenue is also earned from interest income generated from deposits of client funds that are segregated under Rule 15c3-3 at various banks. The interest income earned varies, as customer deposits are spread over multiple banks with different negotiated interest rates. Revenue from these deposits is earned on a settlement date basis; the interest accrues daily and is recorded at the end of the month when it is earned. As the Company is a service provider, whose sources of revenue are transitional, there is no need to select an appropriate method for measuring progress toward complete satisfaction of performance obligations.

Transaction-based fees - The Company earns revenue from transaction-based fees, which include, but are not limited to, illiquid charges, wires, checks, dividend processing, and blue sheet fees. The revenue from transaction-based fees is a fixed charge that is earned when the transaction is provided. Depending on the type of service, the revenue is posted at the time of the transaction or at the end of the month. Revenue is recognized once all performance obligations have been satisfied. As the Company is a service provider, whose sources of revenue are transitional, there is no need to select an appropriate method for measuring progress toward complete satisfaction of performance obligations.

The Company's customers consist of institutional broker-dealers and individuals operating within the United States and internationally. Revenues are recognized on a trade date basis, regardless of customer or geographic location.

Property and Equipment

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets.

Asset	Estimated Useful Lives
Leasehold improvements	Term of lease
Computer hardware	5 years
Furniture and fixtures	5 years

Income Taxes

The Company has elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual stockholder for inclusion in their personal income tax return. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2020.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The Company complies with U.S. GAAP, which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. Derecognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2020. The Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2020.

The Company files consolidated federal, state, and NYC income tax returns with its parent.

The Company may be subject to potential examination by U.S. federal, U.S. state or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. U.S. GAAP established a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques are consistent with the market, cost or income approaches to measuring fair value. If more than one valuation technique is used to measure fair value, the results are evaluated considering the reasonableness of the range of values indicated by those results. The fair value hierarchy is categorized into three levels based on the inputs as follows:

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company considers transfers between the levels within the fair value hierarchy when circumstances surrounding the fair value for a particular security conform to a different level of the fair value hierarchy than as previously reported. Whenever circumstances occur whereby there is a transfer within the fair value hierarchy, the Company considers the date the event or change in circumstances occurred which caused the transfer.

Valuation Techniques

Investments in Securities

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

2. Summary of significant accounting policies (continued)

Right-of-Use Assets and Operating Lease Liabilities

On January 1, 2020, the Company adopted Accounting Standards Codification ("ASC") ASC Topic 842, *Leases* ("ASC 842"). The new guidance increases transparency by requiring the recognition of operating lease right-of-use assets and offsetting operating lease liabilities on the statement of financial condition. The recognition of these operating lease right-of-use assets and operating lease liabilities represents a change from previous U.S. GAAP requirements, which did not require operating lease right-of-use assets and operating lease liabilities to be recognized for most leases. At December 31, 2020, the Company has operating lease right-of-use assets of approximately $244,621 and operating lease liabilities of $333,794.

The Company's operating lease arrangements are for real estate and facility leases. Operating lease right-of-use assets represent the Company's right to use the underlying asset for the lease term, and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company's operating lease arrangements may include options to extend the lease terms, which the Company does not include in the determination of the minimum lease term. Expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

The Company reconciles the operating lease expense with operating lease payments by presenting the amortization of the operating right-of-use assets and changes in the operating lease liabilities in a single line item within the adjustments to reconcile net income to net cash provided by operating activities in the accompanying statement of cash flows.

See Note 15 for a summary of the Company's rental commitments under operating leases as of December 31, 2020 and related disclosures.

3. Cash segregated under federal and other regulations

Cash of $67,146,975 was segregated under federal regulations for the exclusive benefit of customers and proprietary assets of introducing brokers. These amounts were sufficient at December 31, 2020, for the Company to meet its responsibility to segregate reserve funds.

4. Receivables from and payable to clearing organizations and other broker dealers

Amounts receivable from and payable to clearing organizations and other broker dealers at December 31, 2020, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 1,493,558	$ 3,168,035
Receivable from/payable to clearing organizations	1,737,237	836,757
	$ 3,230,795	$ 4,004,792

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

5. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis and the Company's estimated level within the fair value hierarchy of those assets and liabilities as of December 31, 2020:

	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance as of December 31, 2020	
Assets								
Securities Owned:								
Marketable, at fair value:								
Corporate stocks and options	$	103,933	$	-	$	-	$	103,933
Not readily marketable, at estimated fair value		-		-		2,077,600		2,077,600
	$	103,933	$	-	$	2,077,600	$	2,181,533
Liabilities								
Securities sold, not yet purchased, at fair value: Corporate stocks	$	6,440	$	-	$	-	$	6,440

The Company has financial assets classified as Level 3 in the fair value hierarchy consisting of securities not readily marketable, which had a value of $2,077,600. Both observable and unobservable inputs may be used to determine the fair value of these positions that the Company has classified within the Level 3 category. The Company values its securities owned, not readily marketable, using the market approach. The unobservable inputs include a book value multiple of one. There was a $186,045 change in the Level 3 assets, measured at fair value for the year ended December 31, 2020.

6. Property and equipment

Details of property and equipment at December 31, 2020, are as follows:

Leasehold improvements	$	2,092,464
Computer hardware		3,603,821
Furniture and fixtures		652,975
Property, plant and equipment		6,349,260
Right of use asset		244,621
		6,593,881
Less: accumulated depreciation and amortization		(6,137,968)
Net book value	$	455,913

Depreciation and amortization expense was $58,070 for the year ended December 31, 2020.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

7. Due to and from customers and brokers

Due to and from customers and brokers balances include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivable. Such collateral is not reflected in the financial statements.

8. Stock loaned/borrowed transactions

The Company earns revenues on stock loaned and borrowed transactions by matching up parties looking to borrow and loan stock. The underlying collateral for securities loaned and borrowed transactions consist of corporate equity and ETF securities. In these types of transactions, the Company will introduce the two parties and earn a spread.

The Company enters into securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master securities lending, netting and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. These collateral arrangements also provide a mechanism for an efficient closeout of transactions. The Company's policy is generally to take possession of securities borrowed and for securities loaned to receive cash as collateral. The Company also monitors the fair value of the underlying securities borrowed or loaned as compared with the related receivable or payable, and, as necessary, requests additional collateral as provided under the applicable agreements to ensure such transactions are adequately collateralized.

Securities borrowed:	Overnight and Open	
Equity Securities	$	348,280,568
Gross amount of recognized assets for securities borrowed	$	348,280,568

Securities loaned:	Overnight and Open	
Equity Securities	$	198,235,540
Gross amount of recognized liabilities for securities loaned	$	198,235,540

	Gross Amounts		Collateral Received	Net Amounts	
Stock Borrowed-Accrued Interest Receivable	$	1,754,018	$ -	$	1,754,018
Stock Borrowed-Stock Borrowed - Other		346,526,550	(35,996,716)		310,529,834
Securities Borrowed	$	348,280,568	$ (35,996,716)	$	312,283,852

			Collateral Pledged		
Stock Loaned-Accrued Interest Payable	$	282,719	$ -	$	282,719.64
Stock Loaned-Stock Loaned - Other		197,952,821	(1,172)		197,951,649
Securities Loaned	$	198,235,540	$ (1,172)	$	198,234,369

14

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

9. Lines of credit

The Company has available lines of credit agreements with financial institutions to borrow up to $107,500,000, as shown in the table below. The credit line facilities expire on the dates indicated below. Borrowings are due on demand and bear interest at a rate agreed upon between the financial institution and the Company. At December 31, 2020, the Company has borrowed $38,500,000 under two of the credit facilities, of which a portion is secured by customer pledged securities.

Security	Renewal/ Expiration Date	Total Commitment	Amounts Outstanding
Line of credit	11/30/2021	$ 75,000,000	$ 31,000,000
Line of credit	3/31/2021	25,000,000	-
Line of credit	5/30/2021	7,500,000	7,500,000
		$ 107,500,000	$ 38,500,000

The Company has an agreement with Bank United for a standby letter of credit in an amount not to exceed $665,555 with Brookfield Properties OPP Co. LLC. The standby letter of credit is fully collateralized by cash, which is held in a restricted account with Bank United. The standby letter of credit shall be extended automatically without amendment for additional one-year periods from the present or any future expiration date, unless notified in writing not to renew. The standby letter of credit is set to expire no later than December 16, 2021.

10. Stock option plan

In March 1999, the Company established a plan to grant stock options to employees, allocating 10% ownership of the Company to the plan. The plan provides that the option price be determined by the Board of Directors at its discretion. The term of the option shall not be more than 10 years from the date the option is granted. All options are immediately vested upon grant. As of December 31, 2020, the cumulative options activity is as follows: 99 options had been granted, 84 had been exercised, 14 had been cancelled, and 1 had expired. Accordingly, at December 31, 2020, no options issued under the plan are outstanding.

The Company accounts for stock-based compensation in accordance with U.S.GAAP, which requires the Company to recognize compensation expense for all new share-based payments made to employees of the Company by Holdings based on the fair value of the share-based payment at the date of grant.

Under the fair value recognition provisions of stock-based compensation, cost is estimated at the grant date based on the fair value of the awards expected to vest and will be recognized as expense ratably over the requisite service period of the award. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

11. Subordinated borrowings

At December 31, 2020, the Company has subordinated borrowings pursuant to written subordination agreements. The subordination agreements are subject to the rules and regulations of the SEC and, as such, are available in computing net capital (see Note 16) under the SEC's uniform net capital rule. The terms of the subordinated loan agreements are as follows:

> $40,000, $1,234,143, $561,000, and $150,000 loan agreements, $1,985,143 in aggregate, from a former stockholder of Holdings which mature on April 30, 2022, December 31, 2022, December 31, 2022, and January 14, 2022 respectively, will all renew.

> $3,000,000, from a foreign financial institution which matures on December 10, 2022.

To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. During 2020, the Company incurred $340,781 of interest expense.

12. Contingencies

The Company has an appeal pending before the SEC concerning decisions of the New York Stock Exchange ("NYSE") Hearing Board and the NYSE Regulation Board of Directors concerning blue line trading, odd-lot day trading, the SEC's emergency orders temporarily prohibiting certain short sales, not closing out certain failures to deliver, and exception reports to potentially manipulative trades. The fine was $575,000 and paid by the Company on February 24, 2015.

On or about March 27, 2019, FINRA served a statement of claim against the Company. The core allegations were breach of contract, respondeat superior and failure to supervise; negligence; common law and statutory fraud; and violation of NY GBL 349. The Statement of Claim sought damages in an amount no less than $500,000 plus 9% interest and attorneys' fees and costs. By agreement dated August 17, 2020, this matter was settled and paid during 2020.

On June 2, 2020, FINRA served a statement of claim against the Company. The core allegations are breach of contract; respondeat superior and failure to supervise; common law and statutory fraud; and violation of NY GBL 349 arising from an alleged failure to timely execute trades and for improper rejection of trades. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. Accordingly, regarding this matter, no adjustment has been made in the Company's accompanying financial statements.

On November 17, 2020, the Company became aware of a claim in which it is named that has not been formally served or noticed by FINRA. The claim asserts for conversion and misappropriation, breach of fiduciary duty, and violation of FINRA Rules 2010 and 2090, arising from the alleged wrongful imposition and deduction of third-party fees from the claimant's account. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. Accordingly, regarding this matter, no adjustment has been made in the Company's accompanying financial statements.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

12. Contingencies (continued)

In 2020, a former employee brought claim against the Company. The core allegations are for conversion, unjust enrichment, and a declaration that the former employee is still a stockholder entitled to distributions. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. Accordingly, regarding this matter, no adjustment has been made in the Company's accompanying financial statements.

In the ordinary course of business, the Company has been named as a defendant in legal and regulatory proceedings, as well as exams, investigations, and similar reviews by governmental and self-regulatory agencies. These legal and regulatory proceeding could give rise to potential injunctions, judgments, settlements, fines and/or penalties.

The Company recognizes a liability for a contingency in accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management.

In many instances, it is not possible to accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. As of the date of the financial statements, the Company has not had any matters which have required the Company to determine a loss to be probable and reasonably estimable; accordingly, no such adjustments have been made in the Company's accompanying financial statements.

The Company believes that, in the aggregate, the pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews will not have a material adverse effect on its results of operations, cash flows or financial condition.

13. Related-party transactions

The Company has a receivable with Lek Securities UK Limited in the amount of $1,346, which is included in Receivables from clearing organizations and other broker-dealers on the statement of financial condition at December 31, 2020. This receivable is non-interest bearing and due on demand. Lek Securities UK Limited is an affiliate through common ownership and is authorized and regulated by the Financial Conduct Authority. At December 31, 2020, included in due to customers on the statement of financial condition is $152,505,863.

The Company provides custody, execution and clearing services for Lek Securities Europe BV. At December 31, 2020, included in due to brokers on the statement of financial condition is $169,664.

The Company provides custody, execution and clearing services for stockholders of Holdings and employees who elect to maintain brokerage accounts with the Company.

14. Profit sharing plan

The Company has a qualified, non-contributory profit sharing retirement plan covering substantially all of its eligible employees. An employee becomes fully vested upon completion of five years of qualifying service. During 2020, the Company made plan contributions of $326,370.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

15. Commitments

The Company leases office and residential space under operating lease agreements in New York.

In October 2009, the Company entered into the aforementioned lease agreement to rent office space in New York, which expires on February 28, 2021. In addition to the base rent, the lease provides for the Company to pay property taxes and operating expenses over base period amounts. This New York lease also calls for a security deposit of $665,555 which has been satisfied by a standby letter of credit (see Note 9).

The following are the approximate minimum annual lease payments for the years ending December 31:

Year Ending December 31:	Amounts
2021	$ 121,010
Total Undiscounted lease payments	121,010
Less Imputed Interest	212,784
Total Lease Liabilities	333,794

Weighted Average Lease Terms	4 Years
Weighted Average Discount Rate	5.5%
Cash paid for amount in measurement of operating lease liabilities	$ 726,060.00

Rent expense under these agreements for the year ended December 31, 2020, was $726,060.

16. Regulatory requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 ("Rule"). The Company has elected to compute net capital under the alternative provisions of the Rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $1,500,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. Net capital and aggregate debit items change from day to day. At December 31, 2020, the Company had net capital of $14,529,108 which was $10,850,338 in excess of its required net capital of $3,678,770 under Rule 15c3-1.

As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 4, 2021, to comply with its December 31, 2020 requirements, cash in the amount of $65,873,490 has been segregated in a special reserve account for the exclusive benefit of customers exceeding the actual requirements by $3,154,328.

The PAB Calculation is computed in order for corresponding firms to classify their assets held by the Company as allowable assets in the correspondent's net capital calculation. As of January 4, 2021, to comply with its December 31, 2020 requirements, cash in the amount of $7,523,485 has been segregated in a special reserve account for the exclusive benefit of PAB exceeding the actual requirement by $1,099,875.

17. Subsequent events

In January 2021, the Company entered into a lease agreement to rent office space in New York, which expires May 31, 2026. In addition to the base rent, the lease provides for the Company to pay property taxes and operating expenses over base period amounts. This New York lease also calls for a security deposit of $138,969, which will be satisfied by a standby letter of credit.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

17. Subsequent events (continued)

Management has evaluated all subsequent events as of the date of the financial statements through March 1, 2021, the date on which the financial statements were available to be issued and has determined that no subsequent events have occurred that would require disclosure in the financial statements.

18. Financial instruments with off-balance sheet risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities sold not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition. The Company enters into these positions, from time to time, as it conducts business for its customers.

19. Concentrations of credit risk

The Company maintains its cash balances in various large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has selected these banks based on their strong capital base.

Revenues earned from customers outside the United States approximated 74% of total revenues in 2020, of which two customers outside of the United States approximated 48% of gross revenues. In management's opinion, the loss of either of these customers would not have a significant impact on the financial statements, as the majority of the gross revenue generated from these two customers relates to pass-through fees due to the exchanges, clearing organizations and regulators.

20. Risks and uncertainties- COVID-19

The pandemic caused by the spread of COVID-19 has impacted most countries, communities, and markets. The extent to which the COVID-19 pandemic may impact the Company's financial conditon, liquidity, results of operations, or prospects, will depend on numerous evolving factors that are out of the Company's control and are not able to be predicted at this time.

LEK SECURITIES CORPORATION

I. SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL UNDER RUL 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2020

Stockholder's equity	$	13,611,342
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital		4,985,143
		18,596,485
Less: nonallowable assets		
Property and equipment, net		(211,292)
Restricted cash		(670,240)
Prepaid expenses		(129,713)
Other appreciable assets		(36,600)
Security deposits		(21,749)
Non-allowable customer and non-customer debits		(487,744)
Securities owned, non-marketable		(2,077,600)
Receivable from Affiliate		(1,346)
Other deductions or charges:		
Other deductions or charges (Stocksborrowed / loaned)		(19,476)
1% Net capital charge on FTD, SB vs FTR		(1,883)
Aged fail to deliver		(25,000)
		(3,682,643)
Net capital before haircuts		14,913,842
Haircuts		384,734
Net capital	$	14,529,108
Aggregate debit items	$	183,938,517
Computed minimum net capital required (2% of aggregate debit items per 15c3-3)	$	3,678,770
Minimum net capital required (under SEC Rule 15c3-1)	$	3,678,770
Excess net capital ($14,529,108 - $3,678,770)	$	10,850,338

Percentage of net capital to aggregated debit items	$ 14,529,108	
	$ 183,938,517	
		7.90%
Percentage of debt to debt-equity ratio	$ 3,000,000	
	$ 18,596,485	
		16.13%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II filing, as of December 31, 2020.

LEK SECURITIES CORPORATION

II. SUPPLEMENTAL INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

December 31, 2020

Customer credit balances	$	205,054,973
Monies borrowed collateralized by securities carried for the accounts of customers		21,000,000
Monies payable against customers' securities loaned		10,922,167
Customers' securities failed to receive		2,817,782
Other		1,344,602
Total 15c3-3 credits		241,139,524
Customer debit balances		32,786,044
Securities borrowed to make delivery on customers' securities failed to deliver		149,652,018
Failed to deliver of customers' securities not older than 30 days		250,326
Margin required and on deposit with the Options Clearing Corporation		641,062
Other		609,067
Aggregate debit items		183,938,517
Less 3% for alternative method		(5,518,156)
Total 15c3-3 debits		178,420,361
Excess of total credits over total debits	$	62,719,163
Amount held on deposit in "Reserve Bank Account," including the value of qualified securities on January 4, 2021	$	65,873,490

The above computations of reserve requirements pursuant to Rule 15c3-3 do not differ materially from the unaudited computation as of December 31, 2020, filed by the Company on Form X17A-5 Part II.

LEK SECURITIES CORPORATION

III. SUPPLEMENTAL INFORMATION

COMPUTATION FOR DETERMINATION OF PAB RESERVE REQUIREMENTS

December 31, 2020

Proprietary accounts of introducing brokers credit balances	$	6,286,740
Monies payable against PAB securities loaned		879,598
PABs' securities failed to receive		51,584
Other		614,308
Total 15c3-3 credits		7,832,230
PAB debit balances		1,404,883
Failed to deliver of PABs' securities not older than 30 days		922
Other		815
Total 15c3-3 debits		1,406,620
Excess of total credits over total debits	$	6,425,610
Amount held on deposit in "PAB Reserve Bank Account," including the value of qualified securities on January 4, 2021	$	7,523,485

The above computations of reserve requirements pursuant to Rule 15c3-3 do not differ materially from the unaudited computation as of December 31, 2020, filed by the Company on Form X17A-5 Part II.

CONFIDENTIAL

LEK SECURITIES CORPORATION

IV. SUPPLEMENTAL INFORMATION

    INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2020

1   Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3): $ -

    A. Number of items   -

2   Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3: $ -

    A. Number of items   -

The above information relating to possession or control requirements pursuant to Rule 15c3-3 does not materially differ from the information filed by the Company on Form X17a-5 Part II as of December 31, 2020.

GRASSI
ADVISORS & ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Lek Securities Corporation

We have examined Lek Securities Corporation's (the "Company") statements, included in the accompanying Lek Securities Corporation Compliance Report, that (1) the Company has established and maintained internal control over compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5; (2) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2020; (3) the Company's internal control over compliance was effective as of the end of the most recent fiscal year ended December 31, 2020; (4) the Company was in compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2020; and (5) the information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) was derived from the books and records of the Company.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, or Rule 2340 (Customer Account Statements) as adopted by the Financial Industry Regulatory Authority ("FINRA") that requires account statements to be sent to the customers of the Company, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2020; the Company complied with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) as of December 31, 2020; and the information used to assert compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) as of December 31, 2020, was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e), determining whether the information used to assert compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
March 1, 2021

24

MOORE

AN INDEPENDENT FIRM
ASSOCIATED WITH MOORE
GLOBAL NETWORK LIMITED

488 MADISON AVENUE, 21ST FLOOR, NEW YORK, NY 10022
P: 212.661.6166 • F: 212.755.6748 • GRASSICPAS.COM
NEW YORK | NEW JERSEY | MASSACHUSETTS | FLORIDA

Lek Securities Corporation Compliance Report

Lek Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2020;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2020;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2020; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Lek Securities Corporation

I, Charles F. Lek, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By:

Charles F. Lek
Chief Executive Office

Dated March 1, 2021